

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2012

Via Email
Mr. Dale P. Euga
Chief Executive Officer
Powerdyne International, Inc.
300 Centerville Road, Suite 100E
Warwick, RI 02886

> **Re:** **Powerdyne International, Inc.**
> **Amendment to Registration Statement on Form S-1**
> **Filed February 13, 2012**
> **File No. 333-172509**

Dear Mr. Euga:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

1. Please refer to prior comment one from our letter dated December 22, 2011. Your cover page continues to refer to "the offering of shares by the Company." Please revise or advise.

2. Your cover page suggests that selling shareholders will be able to sell at market prices if your shares are quoted on the OTCBB "or a national quotation platform." Please remove the reference to a national quotation platform or explain to us why such reference is appropriate. Please ensure that appropriate revisions are made throughout.

Executive Compensation, page 29

3.   We note the revised text added in response to prior comment six from our letter dated December 22, 2011 under Employment Agreements. Your discussion indicates that Messrs. Euga and Caromile, and Ms. Madison, received equity compensation as part of their employment. However, the Summary Compensation Table for Mr. Euga does not reflect any equity-based compensation, please advise.

Financial Statements

4.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Item 17

5.   We note your response to prior comment nine from our letter dated December 22, 2011. Please provide the undertaking requested by Item 512(h) of Regulation S-K as your filing cannot go effective unless you request acceleration.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Nasreen Mohammed at (202) 551-3773 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any other questions.

                                        Sincerely,

                                        /s/ James Lopez (for)

                                        John Reynolds
                                        Assistant Director